

Mail Stop 3561

July 14, 2017

Nicola Cotugno
Chief Executive Officer
Enel Chile S.A.
Santa Rosa 76, Piso 15
Santiago, Chile

      Re: **Enel Chile S.A.**
              Form 20-F for the Fiscal Year Ended December 31, 2016
              Filed April 27, 2017
              File No. 1-37723

              Enel Generación Chile S.A.
              Form 20-F for the Fiscal Year Ended December 31, 2016
              Filed April 27, 2017
              File No. 1-13240

Dear Mr. Cotugno:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Jim Allegretto

                    Jim Allegretto
                    Senior Assistant Chief Accountant
                    Office of Consumer Products